Dejour Energy Inc. (NYSE MKT: DEJ, TSX:DEJ) 598-999 Canada Place Vancouver, BC V6C 3E1 P: (604) 638-5050 F: (604) 638-5051

November 15, 2013

Via Electronic Mail and EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Dejour Energy Inc. – Request for Acceleration
Registration Statement on Form F-3 Filed on August 27, 2012 File No. 333-183587

Ladies and Gentlemen:

On behalf of Dejour Energy Inc., a British Columbia corporation (“Dejour”), we hereby respectfully request that the United States Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement on Form F-3 (No. 333-183587) and to permit said Registration Statement to become effective at 9:00 a.m. Eastern Time on November 19, 2013, or as soon thereafter as practicable.

Dejour Energy Inc. hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

DEJOUR ENERGY INC.

By: /s/ David Matheson
Name: David Matheson
Title: Chief Financial Officer